UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No._____)


                         KESSELRING HOLDING CORPORATION
                                (Name of Issuer)

                    Common Stock, $.0001 Par Value Per Share
                         (Title of Class of Securities)

                                   492536 10 7
                                 (CUSIP Number)

                               David E. Wise, Esq.
                                 Attorney at Law
                            8794 Rolling Acres Trail
                          Fair Oaks Ranch, Texas 78015
                                 (830) 981-8165
                           (210) 579-1775 (facsimile)

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 16, 2009
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 2 of 59 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gary E. King
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     5,725,278
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     19,369,785
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       5,725,278
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,369,785 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 3 of 59 Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value, of Kesselring Holding Corporation., a Delaware corporation ("Issuer"). The Issuer's principal address is 602 West Valley Mall Blvd., Union Gap, WA 98901.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Gary E. King

     (b)  Business Address

          602 West Valley Mall Blvd., Union Gap, WA 98901.

     (c)  Present Principal Occupation

          President and Chief Executive Officer of the Issuer and President of King Bros Woodworking, Inc. He also serves on the board of directors of both companies.

     (d) During the last five years, Gary E. King has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Gary E. King has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. King acquired 5,725,278 shares on May 18, 2007 in a reverse merger transaction when the Issuer acquired Kesselring Corporation, which had acquired King Brothers Woodworking, Inc. on July 1, 2006. Mr. King had been a shareholder of King Brothers Woodworking, Inc.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 4 of 59 Pages
---------------------                                        -------------------

ITEM 4. PURPOSE OF TRANSACTION

Mr. King acquired 5,725,278 shares of the Issuer's common stock pursuant to a Share Exchange Agreement in a reverse merger transaction as described in Item 3 above. Except as indicated in subparagraph (d) below, Mr. King currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than the recent action on November 16, 2009, by the other reporting persons designated herein ("Group Members") that removed the prior officers and directors of the Issuer and replaced them with three new directors: Greg Aff, Gary E. King and Teddy B. Sparling, and Gary E. King as the new President and Chief Executive Officer of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 5 of 59 Pages
---------------------                                        -------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 36,046,321 shares of Issuer common stock outstanding. Mr. King is the direct beneficial owner 5,725,278 shares of Issuer common stock or approximately 15.9 % of the outstanding shares. By virtue of his November 16, 2009 execution of a written consent of the Group Members to remove the Issuer's prior management and replace it with new management, Mr. King is deemed to have shared voting power of 19,369,785 shares of Issuer common stock outstanding or 53.7% of such outstanding shares.

     (b)  Power to Vote and Dispose

          Mr. King has the sole power to vote or dispose of 5,725,278 shares of Issuer common stock outstanding and shared power to vote 19,369,785 shares together with the other Group Members.

     (c)  Transactions within the Past 60 Days

          Mr. King has not engaged in any transactions in common stock of Issuer during the past sixty days other than the transactions described in
          Item 4(d).

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the execution by the Group Members of the written consent to remove the prior management and replace them with new management, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 required to be disclosed under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 6 of 59 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Candace Broadfoot
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     10,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     19,369,785
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       10,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,369,785 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 7 of 59 Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value, of Kesselring Holding Corporation., a Delaware corporation ("Issuer"). The Issuer's principal address is 602 West Valley Mall Blvd., Union Gap, WA 98901.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Candace Broadfoot

     (b)  Business Address

          602 West Valley Mall Blvd., Union Gap, WA 98901.

     (c)  Present Principal Occupation

          Controller of the Issuer and King Bros. Woodworking, Inc.

     (d) During the last five years, Ms. Broadfoot has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Ms. Broadfoot has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Ms. Broadfoot acquired 10,000 shares in a reverse merger transaction when the Issuer acquired Kesselring Corporation, which had acquired King Brothers Woodworking, Inc. on July 1, 2006.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 8 of 59 Pages
---------------------                                        -------------------

ITEM 4. PURPOSE OF TRANSACTION

Ms. Broadfoot acquired 10,000 shares of the Issuer's common stock pursuant to a Share Exchange Agreement in a reverse merger transaction as described in Item 3 above. Except as indicated in subparagraph (d) below, Ms. Broadfoot currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than the recent action on November 16, 2009, by the other reporting persons designated herein ("Group Members") that removed the prior officers and directors of the Issuer and replaced them with three new directors: Greg Aff, Gary E. King and Teddy B. Sparling, and Gary E. King as the new President and Chief Executive Officer of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 9 of 59 Pages
---------------------                                        -------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 36,046,321 shares of Issuer common stock outstanding. Ms. Broadfoot is the direct beneficial owner 10,000 shares of Issuer common stock or less than 1% of the outstanding shares. By virtue of her November 16, 2009 execution of a written consent of the Group Members to remove the Issuer's prior management and replace it with new management, Ms. Broadfoot is deemed to have shared voting power of 19,369,785 shares of Issuer common stock outstanding or 53.7% of such outstanding shares.

     (b)  Power to Vote and Dispose

          Mr. Broadfoot has the sole power to vote or dispose of 10,000 shares of Issuer common stock outstanding and shared power to vote 19,369,785 shares together with the other Group Members.

     (c)  Transactions within the Past 60 Days

          Ms. Broadfoot has not engaged in any transactions in common stock of Issuer during the past sixty days other than the transactions described in Item 4(d).

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the execution by the Group Members of the written consent to remove the prior management and replace them with new management, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 required to be disclosed under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 10 of 59 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Greg Aff
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     40,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     19,369,785
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       40,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,369,785 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 11 of 59 Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value, of Kesselring Holding Corporation., a Delaware corporation ("Issuer"). The Issuer's principal address is 602 West Valley Mall Blvd., Union Gap, WA 98901.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Greg Aff

     (b)  Business Address

          602 West Valley Mall Blvd., Union Gap, WA 98901.

     (c)  Present Principal Occupation

          General Manager King Door and Hardware, a division of King Bros Woodworking, Inc. He also serves on the Issuer's board of directors.

     (d) During the last five years, Mr. Aff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Aff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Aff acquired 40,000 shares in the fourth quarter of 2007 as an incentive from the then Chief Executive Officer of the Issuer.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 12 of 59 Pages
---------------------                                        -------------------

ITEM 4. PURPOSE OF TRANSACTION

Mr. Aff acquired 40,000 shares of the Issuer's common stock as an incentive in the fourth quarter of 2007 from the then Chief Executive Officer of the Issuer. Except as indicated in subparagraph (d) below, Mr. Aff currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than the recent action on November 16, 2009, by the other reporting persons designated herein ("Group Members") that removed the prior officers and directors of the Issuer and replaced them with three new directors: Greg Aff, Gary E. King and Teddy B. Sparling, and Gary E. King as the new President and Chief Executive Officer of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 13 of 59 Pages
---------------------                                        -------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 36,046,321 shares of Issuer common stock outstanding. Mr. Aff is the direct beneficial owner 40,000 shares of Issuer common stock or less than 1% of the outstanding shares. By virtue of his November 16, 2009 execution of a written consent of the Group Members to remove the Issuer's prior management and replace it with new management, Mr. Aff is deemed to have shared voting power of 19,369,785 shares of Issuer common stock outstanding or 53.7% of such outstanding shares.

     (b)  Power to Vote and Dispose

          Mr. Aff has the sole power to vote or dispose of 40,000 shares of Issuer common stock outstanding and shared power to vote 19,369,785 shares together with the other Group Members.

     (c)  Transactions within the Past 60 Days

          Mr. Aff has not engaged in any transactions in common stock of Issuer during the past sixty days other than the transactions described in
          Item 4(d).

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the execution by the Group Members of the written consent to remove the prior management and replace them with new management, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 required to be disclosed under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 14 of 59 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Teddy B. Sparling
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,719,668
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     19,369,785
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,719,668
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,369,785 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 15 of 59 Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value, of Kesselring Holding Corporation., a Delaware corporation ("Issuer"). The Issuer's principal address is 602 West Valley Mall Blvd., Union Gap, WA 98901.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Teddy B. Sparling

     (b)  Business Address

          602 West Valley Mall Blvd., Union Gap, WA 98901.

     (c)  Present Principal Occupation

          President of Gulf & Bay Constructors, Inc. and Florida Fuel Solutions, LLC. He is also a director on the board of directors of the Issuer.

     (d) During the last five years, Mr. Sparling has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Sparling has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Sparling acquired 1,483,304 of his shares on May 18, 2007 in a reverse merger transaction when the Issuer acquired Kesselring Corporation, which had acquired King Brothers Woodworking, Inc. on July 1, 2006. He acquired an additional 236,364 shares in August 2008, as part of his severance pay from the Issuer.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 16 of 59 Pages
---------------------                                        -------------------

ITEM 4. PURPOSE OF TRANSACTION

Mr. Sparling acquired 1,483,304 of his shares of the Issuer's common stock pursuant to a Share Exchange Agreement in a reverse merger transaction as described in Item 3 above. He also acquired an additional 236,634 shares in a severance pay from the Issuer in August 2008. Except as indicated in subparagraph (d) below, Mr. Sparling currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than the recent action on November 16, 2009, by the other reporting persons designated herein ("Group Members") that removed the prior officers and directors of the Issuer and replaced them with three new directors: Greg Aff, Gary E. King and Teddy B. Sparling, and Gary E. King as the new President and Chief Executive Officer of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 17 of 59 Pages
---------------------                                        -------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 36,046,321 shares of Issuer common stock outstanding. Mr. Sparling is the direct beneficial owner of 1,719,668 shares of Issuer common stock or 4.8% of the outstanding shares. By virtue of his November 16, 2009 execution of a written consent of the Group Members to remove the Issuer's prior management and replace it with new management, Mr. Aparling is deemed to have shared voting power of 19,369,785 shares of Issuer common stock outstanding or 53.7% of such outstanding shares.

     (b)  Power to Vote and Dispose

          Mr. Sparling has the sole power to vote or dispose of 1,719,668 shares of Issuer common stock outstanding and shared power to vote 19,369,785 shares together with the other Group Members.

     (c)  Transactions within the Past 60 Days

          Mr. Aff has not engaged in any transactions in common stock of Issuer during the past sixty days other than the transactions described in
          Item 4(d).

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the execution by the Group Members of the written consent to remove the prior management and replace them with new management, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 required to be disclosed under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 18 of 59 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Donald Craig
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     500,409
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     19,369,785
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       500,409
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,369,785 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 19 of 59 Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value, of Kesselring Holding Corporation., a Delaware corporation ("Issuer"). The Issuer's principal address is 602 West Valley Mall Blvd., Union Gap, WA 98901.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Donald Craig.

     (b)  Business Address

          602 West Valley Mall Blvd., Union Gap, WA 98901.

     (c)  Present Principal Occupation

          Operations Manager of King Bros Woodworking, Inc.

     (d) During the last five years, Mr. Craig has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Craig has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Craig acquired 500,409 shares on May 18, 2007 in a reverse merger transaction when the Issuer acquired Kesselring Corporation, which had acquired King Brothers Woodworking, Inc. on July 1, 2006.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 20 of 59 Pages
---------------------                                        -------------------

ITEM 4. PURPOSE OF TRANSACTION

Mr. Craig acquired 500,409 shares of the Issuer's common stock pursuant to a Share Exchange Agreement in a reverse merger transaction as described in Item 3 above. Except as indicated in subparagraph (d) below, Mr. Craig currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than the recent action on November 16, 2009, by the other reporting persons designated herein ("Group Members") that removed the prior officers and directors of the Issuer and replaced them with three new directors: Greg Aff, Gary E. King and Teddy B. Sparling, and Gary E. King as the new President and Chief Executive Officer of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 21 of 59 Pages
---------------------                                        -------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 36,046,321 shares of Issuer common stock outstanding. Mr. Craig is the direct beneficial owner 500,409 shares of Issuer common stock or 1.4% of the outstanding shares. By virtue of his November 16, 2009 execution of a written consent of the Group Members to remove the Issuer's prior management and replace it with new management, Mr. Craig is deemed to have shared voting power of 19,369,785 shares of Issuer common stock outstanding or 53.7% of such outstanding shares.

     (c)  Power to Vote and Dispose

          Mr. Craig has the sole power to vote or dispose of 500,409 shares of Issuer common stock outstanding and shared power to vote 19,369,785 shares together with the other Group Members.

     (d)  Transactions within the Past 60 Days

          Mr. Craig has not engaged in any transactions in common stock of Issuer during the past sixty days other than the transactions described in Item 4(d).

     (e)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the execution by the Group Members of the written consent to remove the prior management and replace them with new management, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 required to be disclosed under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 22 of 59 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Teresita Craig
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,102,379
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     19,369,785
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,102,379
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,369,785 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 23 of 59 Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value, of Kesselring Holding Corporation., a Delaware corporation ("Issuer"). The Issuer's principal address is 602 West Valley Mall Blvd., Union Gap, WA 98901.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Teresita Craig

     (b)  Business Address

          602 West Valley Mall Blvd., Union Gap, WA 98901.

     (c)  Present Principal Occupation

          Retired.

     (d) During the last five years, Ms. Craig has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Ms. Craig has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Ms. Craig acquired 2,107,379 shares on May 18, 2007 in a reverse merger transaction when the Issuer acquired Kesselring Corporation, which had acquired King Brothers Woodworking, Inc. on July 1, 2006.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 24 of 59 Pages
---------------------                                        -------------------

ITEM 4. PURPOSE OF TRANSACTION

Ms. Craig acquired 2,102,379 shares of the Issuer's common stock pursuant to a Share Exchange Agreement in a reverse merger transaction as described in Item 3 above. Except as indicated in subparagraph (d) below, Ms. Craig currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than the recent action on November 16, 2009, by the other reporting persons designated herein ("Group Members") that removed the prior officers and directors of the Issuer and replaced them with three new directors: Greg Aff, Gary E. King and Teddy B. Sparling, and Gary E. King as the new President and Chief Executive Officer of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 25 of 59 Pages
---------------------                                        -------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 36,046,321 shares of Issuer common stock outstanding. Ms. Craig is the direct beneficial owner 2,102,379 shares of Issuer common stock or 5.8% of the outstanding shares. By virtue of her November 16, 2009 execution of a written consent of the Group Members to remove the Issuer's prior management and replace it with new management, Ms. Craig is deemed to have shared voting power of 19,369,785 shares of Issuer common stock outstanding or 53.7% of such outstanding shares.

     (b)  Power to Vote and Dispose

          Ms. Craig has the sole power to vote or dispose of 2,102,379 shares of Issuer common stock outstanding and shared power to vote 19,369,785 shares together with the other Group Members.

     (c)  Transactions within the Past 60 Days

          Ms. Craig has not engaged in any transactions in common stock of Issuer during the past sixty days other than the transactions described in Item 4(d).

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the execution by the Group Members of the written consent to remove the prior management and replace them with new management, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 required to be disclosed under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 26 of 59 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Erin Craig
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00 AF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     700,409
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     19,369,785
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       700,409
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,369,785 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 27 of 59 Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value, of Kesselring Holding Corporation., a Delaware corporation ("Issuer"). The Issuer's principal address is 602 West Valley Mall Blvd., Union Gap, WA 98901.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Erin Craig

     (b)  Business Address

          602 West Valley Mall Blvd., Union Gap, WA 98901.

     (c)  Present Principal Occupation

          Recent college graduate.

     (d) During the last five years, Erin Craig has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Erin Craig has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Erin Craig acquired 500,409 shares on May 18, 2007 in a reverse merger transaction when the Issuer acquired Kesselring Corporation, which had acquired King Brothers Woodworking, Inc. on July 1, 2006. In addition, Erin Craig acquired 200,000 shares on May 6, 2008, as a gift from her father, Kenneth Craig.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 28 of 59 Pages
---------------------                                        -------------------

ITEM 4. PURPOSE OF TRANSACTION

Erin Craig acquired 500,409 shares of the Issuer's common stock pursuant to a Share Exchange Agreement in a reverse merger transaction as described in Item 3 above. In addition, Erin Craig acquired 200,000 shares on May 6, 2008, as a gift from her father, Kenneth Craig. Except as indicated in subparagraph (d) below, Erin Craig currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than the recent action on November 16, 2009, by the other reporting persons designated herein ("Group Members") that removed the prior officers and directors of the Issuer and replaced them with three new directors: Greg Aff, Gary E. King and Teddy B. Sparling, and Gary E. King as the new President and Chief Executive Officer of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 29 of 59 Pages
---------------------                                        -------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 36,046,321 shares of Issuer common stock outstanding. Erin Craig is the direct beneficial owner 700,409 shares of Issuer common stock or 1.9% of the outstanding shares. By virtue of her November 16, 2009 execution of a written consent of the Group Members to remove the Issuer's prior management and replace it with new management, Erin Craig is deemed to have shared voting power of 19,369,785 shares of Issuer common stock outstanding or 53.7% of such outstanding shares.

     (b)  Power to Vote and Dispose

          Erin Craig has the sole power to vote or dispose of 700,409 shares of Issuer common stock outstanding and shared power to vote 19,369,785 shares together with the other Group Members.

     (c)  Transactions within the Past 60 Days

          Erin Craig has not engaged in any transactions in common stock of Issuer during the past sixty days other than the transactions described in Item 4(d).

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the execution by the Group Members of the written consent to remove the prior management and replace them with new management, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 required to be disclosed under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 30 of 59 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Justin Craig
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00 AF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     700,409
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     19,369,785
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       700,409
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,369,785 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 31 of 59 Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value, of Kesselring Holding Corporation., a Delaware corporation ("Issuer"). The Issuer's principal address is 602 West Valley Mall Blvd., Union Gap, WA 98901.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Justin Craig

     (b)  Business Address

          602 West Valley Mall Blvd., Union Gap, WA 98901.

     (c)  Present Principal Occupation

          Professional golfer.

     (d) During the last five years, Justin Craig has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Justin Craig has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Justin Craig acquired 500,409 shares on May 18, 2007 in a reverse merger transaction when the Issuer acquired Kesselring Corporation, which had acquired King Brothers Woodworking, Inc. on July 1, 2006. In addition, Justin Craig acquired 200,000 shares on May 6, 2008, as a gift from his father, Kenneth Craig.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 32 of 59 Pages
---------------------                                        -------------------

ITEM 4. PURPOSE OF TRANSACTION

Justin Craig acquired 500,409 shares of the Issuer's common stock pursuant to a Share Exchange Agreement in a reverse merger transaction as described in Item 3 above. In addition, Justin Craig acquired 200,000 shares on May 6, 2008, as a gift from his father, Kenneth Craig. Except as indicated in subparagraph (d) below, Justin Craig currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than the recent action on November 16, 2009, by the other reporting persons designated herein ("Group Members") that removed the prior officers and directors of the Issuer and replaced them with three new directors: Greg Aff, Gary E. King and Teddy B. Sparling, and Gary E. King as the new President and Chief Executive Officer of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 33 of 59 Pages
---------------------                                        -------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 36,046,321 shares of Issuer common stock outstanding. Justin Craig is the direct beneficial owner 700,409 shares of Issuer common stock or 1.9% of the outstanding shares. By virtue of his November 16, 2009 execution of a written consent of the Group Members to remove the Issuer's prior management and replace it with new management, Justin Craig is deemed to have shared voting power of 19,369,785 shares of Issuer common stock outstanding or 53.7% of such outstanding shares.

     (b)  Power to Vote and Dispose

          Justin Craig has the sole power to vote or dispose of 700,409 shares of Issuer common stock outstanding and shared power to vote 19,369,785 shares together with the other Group Members.

     (c)  Transactions within the Past 60 Days

          Justin Craig has not engaged in any transactions in common stock of Issuer during the past sixty days other than the transactions described in Item 4(d).

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the execution by the Group Members of the written consent to remove the prior management and replace them with new management, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 required to be disclosed under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 34 of 59 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Curtis  King
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     19,369,785
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     2,965,000
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,369,785 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 35 of 59 Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value, of Kesselring Holding Corporation., a Delaware corporation ("Issuer"). The Issuer's principal address is 602 West Valley Mall Blvd., Union Gap, WA 98901.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Curtis King

     (b)  Business Address

          602 West Valley Mall Blvd., Union Gap, WA 98901.

     (c)  Present Principal Occupation

          ----------------------------------------

     (d) During the last five years, Curtis King has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Curtis King has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Curtis & Lois A. King acquired 2,965,000 shares on May 18, 2007 in a reverse merger transaction when the Issuer acquired Kesselring Corporation, which had acquired King Brothers Woodworking, Inc. on July 1, 2006.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 36 of 59 Pages
---------------------                                        -------------------

ITEM 4. PURPOSE OF TRANSACTION

Curtis & Lois A. King acquired 2,965,000 shares of the Issuer's common stock pursuant to a Share Exchange Agreement in a reverse merger transaction as described in Item 3 above. Except as indicated in subparagraph (d) below, Curtis King currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than the recent action on November 16, 2009, by the other reporting persons designated herein ("Group Members") that removed the prior officers and directors of the Issuer and replaced them with three new directors: Greg Aff, Gary E. King and Teddy B. Sparling, and Gary E. King as the new President and Chief Executive Officer of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 37 of 59 Pages
---------------------                                        -------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 36,046,321 shares of Issuer common stock outstanding. Mr. and Mrs. King are the direct beneficial owners of 2,965,000 shares of Issuer common stock or 8.2% of the outstanding shares. By virtue of their November 16, 2009 execution of a written consent of the Group Members to remove the Issuer's prior management and replace it with new management, Mr. and Mrs. King are deemed to have shared voting power of 19,369,785 shares of Issuer common stock outstanding or 53.7% of such outstanding shares.

     (b)  Power to Vote and Dispose

          Mr. and Mrs. King have shared power to vote or dispose of 2,965,000 shares of Issuer common stock outstanding and shared power to vote 19,369,785 shares together with the other Group Members.

     (c)  Transactions within the Past 60 Days

          Mr. King has not engaged in any transactions in common stock of Issuer during the past sixty days other than the transactions described in
          Item 4(d).

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the execution by the Group Members of the written consent to remove the prior management and replace them with new management, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 required to be disclosed under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 38 of 59 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lois A. King
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     19,369,785
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     2,965,000
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,369,785 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 39 of 59 Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value, of Kesselring Holding Corporation., a Delaware corporation ("Issuer"). The Issuer's principal address is 602 West Valley Mall Blvd., Union Gap, WA 98901.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Lois A. King

     (b)  Business Address

          602 West Valley Mall Blvd., Union Gap, WA 98901.

     (c)  Present Principal Occupation

          ----------------------------------------

     (d) During the last five years, Lois A. King has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Lois A. King has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Curtis and Lois A. King acquired 2,965,000 shares on May 18, 2007 in a reverse merger transaction when the Issuer acquired Kesselring Corporation, which had acquired King Brothers Woodworking, Inc. on July 1, 2006.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 40 of 59 Pages
---------------------                                        -------------------

ITEM 4. PURPOSE OF TRANSACTION

Curtis & Lois A. King acquired 2,965,000 shares of the Issuer's common stock pursuant to a Share Exchange Agreement in a reverse merger transaction as described in Item 3 above. Except as indicated in subparagraph (d) below, Lois
A. King currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than the recent action on November 16, 2009, by the other reporting persons designated herein ("Group Members") that removed the prior officers and directors of the Issuer and replaced them with three new directors: Greg Aff, Gary E. King and Teddy B. Sparling, and Gary E. King as the new President and Chief Executive Officer of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 41 of 59 Pages
---------------------                                        -------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 36,046,321 shares of Issuer common stock outstanding. Mr. and Mrs. King are the direct beneficial owners of 2,965,000 shares of Issuer common stock or 8.2% of the outstanding shares. By virtue of his November 16, 2009 execution of a written consent of the Group Members to remove the Issuer's prior management and replace it with new management, Mr. and Mrs. King are deemed to have shared voting power of 19,369,785 shares of Issuer common stock outstanding or 53.7% of such outstanding shares.

     (b)  Power to Vote and Dispose

          Mr. and Mrs. King share the power to vote or dispose of 2,965,000 shares of Issuer common stock outstanding and shared power to vote 19,369,785 shares together with the other Group Members.

     (c)  Transactions within the Past 60 Days

          Mrs. King has not engaged in any transactions in common stock of Issuer during the past sixty days other than the transactions described in Item 4(d).

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the execution by the Group Members of the written consent to remove the prior management and replace them with new management, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 required to be disclosed under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 42 of 59 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Kenneth Craig
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00 and PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,751,112
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     19,369,785
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,751,112
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,369,785 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 43 of 59 Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value, of Kesselring Holding Corporation., a Delaware corporation ("Issuer"). The Issuer's principal address is 602 West Valley Mall Blvd., Union Gap, WA 98901.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Kenneth Craig

     (b)  Business Address

          602 West Valley Mall Blvd., Union Gap, WA 98901.

     (c)  Present Principal Occupation

          Business consultant.

     (d) During the last five years, Kenneth Craig has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Kenneth Craig has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Kenneth Craig acquired 1,201,512 shares on May 18, 2007 in a reverse merger transaction when the Issuer acquired Kesselring Corporation, which had acquired King Brothers Woodworking, Inc. on July 1, 2006. On or about September 4, 2007, Mr. Craig acquired an additional 200,000 shares from the Issuer in a private offering for an aggregate cash consideration of $20,000. On or about May 6, 2008, Mr. Craig acquired an additional 949,600 shares in lieu of back salary and gave 200,000 of such shares to each of Erin Craig, Justin Craig and Rose Marie Craig.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 44 of 59 Pages
---------------------                                        -------------------

ITEM 4. PURPOSE OF TRANSACTION

Kenneth Craig acquired 1,201,512 shares of the Issuer's common stock pursuant to a Share Exchange Agreement in a reverse merger transaction as described in Item 3 above. On or about September 4, 2007, Mr. Craig acquired an additional 200,000 shares from the Issuer in a private offering for an aggregate cash consideration of $20,000. On or about May 6, 2008, Mr. Craig acquired an additional 949,600 shares in lieu of back salary and gave 200,000 of such shares to each of Erin Craig, Justin Craig and Rose Marie Craig. Except as indicated in subparagraph
(d) below, Kenneth Craig currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than the recent action on November 16, 2009, by the other reporting persons designated herein ("Group Members") that removed the prior officers and directors of the Issuer and replaced them with three new directors: Greg Aff, Gary E. King and Teddy B. Sparling, and Gary E. King as the new President and Chief Executive Officer of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 45 of 59 Pages
---------------------                                        -------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (e)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 36,046,321 shares of Issuer common stock outstanding. Mr. Craig is the direct beneficial owner of 1,751,112 shares of Issuer common stock or 4.9% of the outstanding shares. By virtue of his November 16, 2009 execution of a written consent of the Group Members to remove the Issuer's prior management and replace it with new management, Mr. Craig is deemed to have shared voting power of 19,369,785 shares of Issuer common stock outstanding or 53.7% of such outstanding shares.

     (f)  Power to Vote and Dispose

          Mr. Craig has the sole power to vote or dispose of 1,751,112 shares of Issuer common stock outstanding and shared power to vote 19,369,785 shares together with the other Group Members.

     (g)  Transactions within the Past 60 Days

          Mr. Craig has not engaged in any transactions in common stock of Issuer during the past sixty days other than the transactions described in Item 4(d).

     (h)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the execution by the Group Members of the written consent to remove the prior management and replace them with new management, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 required to be disclosed under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 46 of 59 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rose Marie Craig
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00 AF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     700,409
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     19,369,785
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       700,409
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,369,785 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 47 of 59 Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value, of Kesselring Holding Corporation., a Delaware corporation ("Issuer"). The Issuer's principal address is 602 West Valley Mall Blvd., Union Gap, WA 98901.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Rose Marie Craig

     (b)  Business Address

          602 West Valley Mall Blvd., Union Gap, WA 98901.

     (c)  Present Principal Occupation

          Realtor.

     (d) During the last five years, Rose Marie Craig has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Rose Marie Craig has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Rose Marie Craig acquired 500,409 shares on May 18, 2007 in a reverse merger transaction when the Issuer acquired Kesselring Corporation, which had acquired King Brothers Woodworking, Inc. on July 1, 2006. In addition, Ms. Craig acquired 200,000 shares on May 6, 2008, as a gift from her husband, Kenneth Craig.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 48 of 59 Pages
---------------------                                        -------------------

ITEM 4. PURPOSE OF TRANSACTION

Rose Marie Craig acquired 500,409 shares of the Issuer's common stock pursuant to a Share Exchange Agreement in a reverse merger transaction as described in
Item 3 above. In addition, Ms. Craig acquired 200,000 shares on May 6, 2008, as a gift from her husband, Kenneth Craig. Except as indicated in subparagraph (d) below, Rose Marie Craig currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than the recent action on November 16, 2009, by the other reporting persons designated herein ("Group Members") that removed the prior officers and directors of the Issuer and replaced them with three new directors: Greg Aff, Gary E. King and Teddy B. Sparling, and Gary E. King as the new President and Chief Executive Officer of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 49 of 59 Pages
---------------------                                        -------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 36,046,321 shares of Issuer common stock outstanding. Ms. Craig is the direct beneficial owner 700,409 shares of Issuer common stock or 1.9% of the outstanding shares. By virtue of her November 16, 2009 execution of a written consent of the Group Members to remove the Issuer's prior management and replace it with new management, Ms. Craig is deemed to have shared voting power of 19,369,785 shares of Issuer common stock outstanding or 53.7% of such outstanding shares.

     (b)  Power to Vote and Dispose

          Ms. Craig has the sole power to vote or dispose of 700,409 shares of Issuer common stock outstanding and shared power to vote 19,369,785 shares together with the other Group Members.

     (c)  Transactions within the Past 60 Days

          Ms. Craig has not engaged in any transactions in common stock of Issuer during the past sixty days other than the transactions described in Item 4(d).

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the execution by the Group Members of the written consent to remove the prior management and replace them with new management, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 required to be disclosed under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 50 of 59 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Nicola O'Sullivan
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,257,379
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     19,369,785
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,257,379
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,369,785 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 51 of 59 Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value, of Kesselring Holding Corporation., a Delaware corporation ("Issuer"). The Issuer's principal address is 602 West Valley Mall Blvd., Union Gap, WA 98901.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Nicola O'Sullivan

     (b)  Business Address

          602 West Valley Mall Blvd., Union Gap, WA 98901.

     (c)  Present Principal Occupation

          Trustee of the Nicola O'Sullivan Trust. _____________________________

     (d) During the last five years, Ms. O'Sullivan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Ms. O'Sullivan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Nicola O'Sullivan Trust acquired 2,257,379 shares on May 18, 2007 in a reverse merger transaction when the Issuer acquired Kesselring Corporation, which had acquired King Brothers Woodworking, Inc. on July 1, 2006. Nicola O'Sullivan is the Trustee of the Nicola O'Sullivan Trust.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 52 of 59 Pages
---------------------                                        -------------------

ITEM 4. PURPOSE OF TRANSACTION

The Nicola O'Sullivan Trust acquired 2,257,379 shares of the Issuer's common stock pursuant to a Share Exchange Agreement in a reverse merger transaction as described in Item 3 above. Except as indicated in subparagraph (d) below, Nicola O'Sullivan as Trustee currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than the recent action on November 16, 2009, by the other reporting persons designated herein ("Group Members") that removed the prior officers and directors of the Issuer and replaced them with three new directors: Greg Aff, Gary E. King and Teddy B. Sparling, and Gary E. King as the new President and Chief Executive Officer of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 53 of 59 Pages
---------------------                                        -------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 36,046,321 shares of Issuer common stock outstanding. The Nicola O'Sullivan Trust is the direct beneficial owner of 2,257,379 shares of Issuer common stock or 6.3% of the outstanding shares. By virtue of his, her or its November 16, 2009 execution of a written consent of the Group Members to remove the Issuer's prior management and replace it with new management, Nicola O'Sullivan as Trustee is deemed to have shared voting power of 19,369,785 shares of Issuer common stock outstanding or 53.7% of such outstanding shares.

     (b)  Power to Vote and Dispose

          Nicola O'Sullivan as Trustee has the sole power to vote or dispose of 2,257,379 shares of Issuer common stock outstanding and shared power to vote 19,369,785 shares together with the other Group Members.

     (c)  Transactions within the Past 60 Days

          Neither the Nicola O'Sullivan Trust nor Nicola O'Sullivan as Trustee or individually has engaged in any transactions in common stock of Issuer during the past sixty days other than the transactions described in Item 4(d).

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the execution by the Group Members of the written consent to remove the prior management and replace them with new management, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 required to be disclosed under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 54 of 59 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lawrence D. Wilder
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     197,333
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     19,369,785
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       197,333
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,369,785 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 55 of 59 Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.0001 par value, of Kesselring Holding Corporation., a Delaware corporation ("Issuer"). The Issuer's principal address is 602 West Valley Mall Blvd., Union Gap, WA 98901.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Lawrence D. Wilder

     (b)  Business Address

          408 N. 60th Avenue Yakima, WA 98003

     (c)  Present Principal Occupation

          Retired.

     (d) During the last five years, Mr. Wilder has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Wilder has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Wilder acquired 197,333 shares on May 18, 2007 in a reverse merger transaction when the Issuer acquired Kesselring Corporation, which had acquired King Brothers Woodworking, Inc. on July 1, 2006.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 56 of 59 Pages
---------------------                                        -------------------

ITEM 4. PURPOSE OF TRANSACTION

Mr. Wilder acquired 197,333 shares of the Issuer's common stock pursuant to a Share Exchange Agreement in a reverse merger transaction as described in Item 3 above. Except as indicated in subparagraph (d) below, Mr. Wilder currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than the recent action on November 16, 2009, by the other reporting persons designated herein ("Group Members") that removed the prior officers and directors of the Issuer and replaced them with three new directors: Greg Aff, Gary E. King and Teddy B. Sparling, and Gary E. King as the new President and Chief Executive Officer of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 57 of 59 Pages
---------------------                                        -------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 36,046,321 shares of Issuer common stock outstanding. Mr. Wilder is the direct beneficial owner 197,333 shares of Issuer common stock or less than 1% of the outstanding shares. By virtue of his November 16, 2009 execution of a written consent of the Group Members to remove the Issuer's prior management and replace it with new management, Mr. Wilder is deemed to have shared voting power of 19,369,785 shares of Issuer common stock outstanding or 53.7% of such outstanding shares.

     (b)  Power to Vote and Dispose

          Mr. Wilder has the sole power to vote or dispose of 197,333 shares of Issuer common stock outstanding and shared power to vote 19,369,785 shares together with the other Group Members.

     (c)  Transactions within the Past 60 Days

          Mr. Wilder has not engaged in any transactions in common stock of Issuer during the past sixty days other than the transactions described in Item 4(d).

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the execution by the Group Members of the written consent to remove the prior management and replace them with new management, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 required to be disclosed under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 58 of 59 Pages
---------------------                                        -------------------

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              December 23, 2009
                                              ----------------------------------
                                              (Date)

                                              /s/ Gary E. King
                                              ----------------------------------
                                              Signature

                                              Gary E. King
                                              ----------------------------------
                                              Name

                                              /s/ Donald Craig
                                              ----------------------------------
                                              Signature

                                              Donald Craig
                                              ----------------------------------
                                              Name

                                              /s/ Teresita Craig
                                              ----------------------------------
                                              Signature

                                              Teresita Craig
                                              ----------------------------------
                                              Name

                                              /s/ Erin Craig
                                              ----------------------------------
                                              Signature

                                              Erin Craig
                                              ----------------------------------
                                              Name

                                              /s/ Justin Craig
                                              ----------------------------------
                                              Signature

                                              Justin Craig
                                              ----------------------------------
                                              Name

                                              /s/ Greg Aff
                                              ----------------------------------
                                              Signature

                                              Greg Aff
                                              ----------------------------------
                                              Name

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 492536 10 7                                        Page 59 of 59 Pages
---------------------                                        -------------------

                                              /s/ Candace Broadfoot
                                              ----------------------------------
                                              Signature

                                              Candace Broadfoot
                                              ----------------------------------
                                              Name

                                              /s/ Curtis King
                                              ----------------------------------
                                              Signature

                                              Curtis King
                                              ----------------------------------
                                              Name

                                              /s/ Lois A. King
                                              ----------------------------------
                                              Signature

                                              Lois A. King
                                              ----------------------------------
                                              Name

                                              /s/ Kenneth Craig
                                              ----------------------------------
                                              Signature

                                              Kenneth Craig
                                              ----------------------------------
                                              Name

                                              /s/ Rose Marie Craig
                                              ----------------------------------
                                              Signature

                                              Rose Marie Craig
                                              ----------------------------------
                                              Name

                                              /s/ Teddy B. Sparling
                                              ----------------------------------
                                              Signature

                                              Teddy B. Sparling
                                              ----------------------------------
                                              Name

                                              Nicola O'Sullivan Trust

                                              By: /s/ Nicola O'Sullivan
                                              ----------------------------------
                                              Signature

                                              Nicola O'Sullivan, Trustee
                                              ----------------------------------
                                              Name

                                              /s/ Lawrence D. Wilder
                                              ----------------------------------
                                              Signature

                                              Lawrence D. Wilder
                                              ----------------------------------
                                              Name